Filed pursuant to Rule 433
January 27, 2011
Relating to
Preliminary Prospectus Supplement dated January 27, 2011 to
Prospectus Dated January 27, 2011
Registration Statement No. 333-150298
Final Term Sheet
$676,378,000
3.442% Remarketed Junior Subordinated Notes due 2016

Issuer:	U.S. Bancorp (“Issuer”)

Securities:	3.442% Remarketed Junior Subordinated Notes due 2016 (the “Remarketed Notes”)

Aggregate Principal Amount:	$676,378,000

Remarketed Principal Amount:	$676,378,000

Maturity Date:	February 1, 2016

Pricing Date:	January 27, 2011

Settlement Date:	February 1, 2011

Interest Payment Dates:	February 1 and August 1 of each year, beginning on August 1, 2011. Accrued and unpaid interest on the Remarketed Notes from, and including, the last interest payment date of October 15, 2010 to, but excluding, February 1, 2011 will be paid by the Issuer to the record holder of the Remarketed Notes as of January 15, 2011.

Security Ratings (Expected):	A2 (Moody’s) / BBB+ (S&P) / A (Fitch) / AAL (DBRS)

Benchmark Treasury:	UST 2.125% due December 31, 2015

Benchmark Treasury Yield:	1.943%

Spread to Benchmark Treasury:	145 bps

Yield to Maturity:	3.393%

Reset Rate:	3.442%

Price to the Public:	100.2253%

Interest Deferral	The Issuer may on one or more occasions, defer the semi-annual interest payments on the Remarketed Notes at any time or from time to time. Any deferral period must end on an interest payment date and a deferral of interest payments cannot extend beyond the maturity date of the Remarketed Notes. At the end of a deferral period, the Issuer must pay all interest then accrued and unpaid, together with any interest on the accrued and unpaid interest, to the extent permitted by applicable law. Upon the termination of any deferral period, or any extension of the related deferral period, and the payment of all amounts then due, the Issuer may begin a new deferral period, subject to certain limitations.

The Issuer will provide to the indenture trustee and the paying agent for the Remarketed Notes notice of its election to begin or extend a deferral period at least 10 business days prior to the date interest on the Remarketed Notes would have been payable except for the election to begin or extend the deferral period.

During any such deferral period, the Issuer will be restricted, subject to certain exceptions, from making certain payments, including declaring or paying any dividends or making any distributions on, or redeeming, purchasing, acquiring or making a liquidation payment with respect to, shares of our capital stock.

CUSIP / ISIN:	902973AV8 / US902973AV86

Remarketing Agents:	Deutsche Bank Securities Inc. Credit Suisse Securities (USA) LLC U.S. Bancorp Investments, Inc.

All terms used and not otherwise defined in this final term sheet have the respective meanings assigned to such terms in the preliminary prospectus supplement.
The Issuer has filed a registration statement, including a prospectus, and preliminary prospectus supplement, with the Securities and Exchange Commission for the remarketing to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this remarketing. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer and any Remarketing Agent participating in the offering will arrange to send you the prospectus if you request by calling Deutsche Bank Securities Inc. toll free at (800) 503-4611, Credit Suisse Securities (USA) LLC toll free at (800) 221-1037 or U.S. Bancorp Investments, Inc. toll free at (800) 888-4700 (option #3).
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